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09059483

UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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...UAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67723

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Parkman Whaling Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Travis Street, Suite 600
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas B. Hensley — 713-333-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section
MAR 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas B. Hensley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Parkman Whaling Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

SANDRA B. PIERCE
Notary Public, State of Texas
My Commission Expires
June 09, 2012

Feb 23, 2009

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PARKMAN WHALING SECURITIES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

CONTENTS

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
Parkman Whaling Securities LLC
Houston, Texas

We have audited the accompanying balance sheet of Parkman Whaling Securities LLC as of December 31, 2008 and the related statements of income and member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parkman Whaling Securities LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 20, 2009

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

ASSETS

Cash and cash equivalents	$ 149,225
Accounts receivable	262,500
Prepaid expenses	13,317
TOTAL ASSETS	$ 425,042

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$ 537
Accounts payable - affiliate	6,864
MEMBER'S EQUITY	417,641
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 425,042

See accompanying notes.

Investment banking fees	$ 1,156,250
Management fee and administrative expense	1,079,552
Net income	76,698
MEMBERS' EQUITY, BEGINNING OF YEAR	282,467
MEMBER'S CONTRIBUTIONS	58,476
MEMBER'S EQUITY, END OF YEAR	$ 417,641

See accompanying notes.

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers and others	$ 893,750
Cash paid for management fees and expenses	(1,094,141)
Net cash used by operating activities	(200,391)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	58,476
Net cash provided by financing activities	58,476
NET DECREASE IN CASH AND CASH EQUIVALENTS	(141,915)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	291,140
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 149,225

RECONCILIATION OF NET INCOME TO NET CASH USED BY OPERATING ACTIVITIES	
Net income	$ 76,698
Increase in accounts receivable	(262,500)
Increase in prepaid expenses	(13,317)
Increase in accounts payable - affiliate	6,864
Decrease in accounts payable	(8,136)
Net cash used by operating activities	$ (200,391)

See accompanying notes.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLCIES

The Company maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – Parkman Whaling Securities LLC (a Texas limited liability company) ("the Company") located in Houston, Texas is a private investment banking firm. Accordingly, the Company has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation – The unclassified balance sheet is presented in accordance with industry standards.

Revenue Recognition – Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time. All revenues for 2008 resulted from a single private placement transaction.

Income Taxes – The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for Federal income taxes. Texas margin tax is accrued and included as a component of management fee and administrative expense.

Cash and Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B MANAGEMENT AGREEMENT

The Company entered into a management agreement with Parkman Whaling LLC (Service Company), a company related through common ownership, whereby Service Company will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Company.

Service Company receives an incremental allocation services fee of $26,331 per month and a proportional allocation service fee equal to 70% of the monthly adjusted net operating income of the Company. The service fees may be waived by Service Company. The Company also has a License Agreement for a monthly rent allocation of $4,746. Service and license fees and expense allocations for 2008 were approximately $971,000.

NOTE C NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2008 the Company had net capital of $141,824 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .05 to 1 at December 31, 2008. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company's bank balance, which was $149,225 at December 31, 2008, is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

100% of investment banking revenue in 2008 was derived from a single client.

Generally, no collateral or other security is required to support trade receivables. At December 31, 2008, management determined that no allowance for doubtful accounts was required.

NET CAPITAL	
Total member's equity qualified for net capital	$ 417,641
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(262,500)
Prepaid expenses	(13,317)
Net capital	$ 141,824
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (1/8th of total aggregate indebtedness)	$ 925
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 136,824
Ratio: Aggregate indebtedness to net capital	.05 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2008, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.

HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

February 20, 2009

To the Member
Parkman Whaling Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Parkman Whaling Securities LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas